UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Trimble Navigation Limited

(Exact name of registrant as specified in its charter)

California	001-14845	94-2802192
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS. Employer Identification No.)

935 Stewart Drive

Sunnyvale, CA 94085

(Address of principal executive offices)

James A. Kirkland

Vice President and General Counsel

(408) 481-8000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 - Conflict Minerals Disclosure

Items 1.01 and 1.02 Conflict Minerals Disclosure and Report; Exhibit

A copy of Trimble Navigation Limited’s Conflict Minerals Report is provided as Exhibit 1.01 to this Report and is available at the following address:

https://www.trimble.com/Corporate/Environmental_Compliance.aspx?tab=Conflict_Minerals_Policy_~_Disclosure.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit No.	Description

1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

TRIMBLE NAVIGATION LIMITED

/s/ James A. Kirkland

By:	James A. Kirkland, Vice President and General Counsel
Date:	May 31, 2016